UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 8, 2021	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 20.1% YoY INCREASE IN DECEMBER 2020 REVENUE; 13.3% YoY

INCREASE IN 4Q20 REVENUE; 13.1% YoY INCREASE IN FY20 REVENUE

Hsinchu, Taiwan, January 8, 2021 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of December 2020 and for the fourth quarter ended December 31, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$28.08 to US$1.00 as of December 31, 2020.

Revenue for the fourth quarter of 2020 was NT$6,310.3 million or US$224.7 million, representing an increase of 13.3% from the fourth quarter of 2019, and an increase of 11.0% from the third quarter of 2020. Revenue increased 13.1% for the full year 2020 compared to the full year 2019, representing the highest level since 2014. The Company noted that it benefitted from continued strong memory and DDIC demand throughout 2020, with improvements in both volumes and pricing. The Company achieved higher utilization levels led by end-market demand strength in cloud infrastructure, gaming, mobile and industrial.

Revenue for the month of December 2020 was a new record high at NT$2,190.6 million or US$78.0 million, representing an increase of 20.1% from December 2019, and an increase of 6.8% from November 2020.

Consolidated Monthly Revenues (Unaudited)

	December 2020	November 2020	December 2019	MoM Change	YoY Change
Revenues (NT$ million)	2,190.6	2,051.0	1,823.5	6.8%	20.1%
Revenues (US$ million)	78.0	73.0	64.9	6.8%	20.1%

Consolidated Quarterly Revenues (Unaudited)

	Fourth Quarter 2020	Third Quarter 2020	Fourth Quarter 2019	QoQ Change	YoY Change
Revenues (NT$ million)	6,310.3	5,686.2	5,571.5	11.0%	13.3%
Revenues (US$ million)	224.7	202.5	198.4	11.0%	13.3%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the potential impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.